Exhibit 12.1

Statement of Computation of Ratios

	Year Ended December 31,					Nine Months Ended September 30, 2012
	2007	2008	2009	2010	2011
	(in thousands)
Earnings:
Net loss before income taxes	$(27,680)	$(45,570)	$(45,889)	$(73,554)	$(83,912)	$(46,738)
Add: Fixed charges	426	1,816	9,305	10,179	7,776	8,829

Earnings as defined	$(27,254)	$(43,754)	$(36,584)	$(63,375)	$(76,136)	$(37,909)

Fixed Charges:
Interest expensed	377	1,718	9,188	10,013	7,644	8,730
Estimated interest component of rent expenses	49	98	117	166	132	99

Total fixed charges	426	1,816	9,305	10,179	7,776	8,829

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges by approximately $27.7 million, $45.6 million, $45.9 million, $73.6 million, $83.9 and $46.7 million for the years ended December 31, 2007, 2008, 2009, 2010, 2011 and for the nine months ended September 30, 2012, respectively. The ratio of earnings to fixed charges was less than one-to-one for each of the periods presented. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus.